SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Ginah Yun
Name: Ginah Yun
Title: Director

FY2020 Dividend

1. Dividend category	Year-end Dividend

2. Dividend type	Cash Dividend

3. Dividend per share (KRW)	1,350

4. Dividend yield (%)	5.3

5. Total dividend payment	326,486,875,500

6. Record date	December 31, 2020

7. Dividend distribution date	Within one month after the General Meeting of Shareholders

8. Whether General Shareholders’ Meeting will be held	In Schedule

9. Date of General Shareholders’ Meeting	TBA

10. Date of approval by the BOD	February 9, 2021

11. Disclaimers

•  “3. Dividend per share” written above is subject to change after an external audit and results of General Meeting of Shareholders.

•  “4. Dividend yield” written above has been prepared by percentage of DPS to the arithmetic average price of KT shares of the five working days prior to ‘the record date – 2 days’.